UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

12189T104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 2 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warren E. Buffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 74,452,029 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 74,452,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,452,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.95% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 3 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Berkshire Hathaway Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 74,452,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 74,452,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,452,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.95% (see Item 5)
14.	Type of Reporting Person (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 4 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OBH, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 74,452,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 74,452,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,452,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.95% (see Item 5)
14.	Type of Reporting Person (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 5 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). National Indemnity Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 74,452,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 74,452,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,452,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.95% (see Item 5)
14.	Type of Reporting Person (See Instructions) IC, CO

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 6 OF 7 PAGES

This Amendment No. 1 to Schedule 13D is filed solely to report the acquisition by National Indemnity Company (“NICO”) of additional shares of Common Stock, par value $0.01 per share (“Common Stock”), of Burlington Northern Santa Fe Corporation (“BNI”).

Item 3 of this Schedule 13D is hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by NICO (the “Shares”) were acquired in either open market or private purchases, using internally generated funds of NICO, for an aggregate purchase price of $5,691,859,048. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of this Schedule 13D is hereby amended and restated to read as follows:

(a) NICO is the holder of record of the Shares, which constitute 21.95% of BNI’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire, which controls NICO. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Shares.

Charlotte Guyman, a director of Berkshire, beneficially owns 10,700 shares of BNI Common Stock, which represents less than 0.01% of BNI’s outstanding Common Stock.

Howard Buffett, a director of Berkshire, beneficially owns 15 shares of BNI Common Stock, which represents less than 0.01% of BNI’s outstanding Common Stock.

Item 5(c) is hereby amended to add the following:

(c) None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of BNI Common Stock since the filing of the Schedule 13D, except as follows:

Purchaser/ Seller	Trade Date	Amount of Shares	Price per Share	Where/How Effected

NICO	1/15/09	1,800,000	$62.1922	Open market purchase

NICO	1/16/09	681,000	$63.4315	Open market purchase

NICO	1/20/09	1,882,000	$61.6529	Open market purchase

Charlotte Guyman	1/15/09	300	$61.8899	Open market purchase

Bill Gates	12/3/08	100,000	$74.1014	Open market sale

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(1)	Joint Filing Agreement required by Rule 13d-1(k)(1) (as previously filed with the Schedule 13D)

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete, and correct.

Dated: January 22, 2009

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

OBH, Inc.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary